As filed with the Securities and Exchange Commission on December 3, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934.

THE EUROPEAN EQUITY FUND, INC.
(Name of Subject Company (Issuer))

THE EUROPEAN EQUITY FUND, INC.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

29876810
(CUSIP Number of Class of Securities)

John Millette
Assistant Secretary
The European Equity Fund, Inc.
One Beacon Street
Boston, MA 02108
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

N/A*	N/A*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Press Release

FOR IMMEDIATE RELEASE For additional information: Deutsche Bank Press Office (212) 454-2085 Shareholder Account Information (800) 294-4366 DWS Closed-End Funds (800) 349-4281

The European Equity Fund, Inc. and The New Germany Fund, Inc.  Announce Next
Measurement Period and The European Equity Fund, Inc. Announces Upcoming Tender
Offer

NEW YORK, NY December 3, 2010 - - The European Equity Fund, Inc. (NYSE: EEA) and The New Germany Fund, Inc. (NYSE: GF) (each, a "Fund," and, collectively, the "Funds") announced that the next measurement period will commence on March 7, 2011 and will expire on May 27, 2011.  The measurement period is being set in accordance with the terms of each Fund’s previously announced Discount Management Program (the “Program”).  Pursuant to the Program, each Fund’s Board of Directors approved a series of up to four, consecutive, semi-annual tender offers each for up to 5% of the Fund’s outstanding shares of common stock at a price equal to 98% of net asset value ("NAV") if the Fund’s shares trade at an average discount to NAV of more than 10% during the applicable twelve-week measurement period.

In accordance with the Program, the Board of Directors of EEA has approved a cash tender offer for up to 5% of the Fund’s outstanding shares at a price per share equal to 98% of NAV as of the close of the regular trading session of the New York Stock Exchange on the next business day after the day the offer expires.  If more than 5% of the Fund’s outstanding shares are tendered in the offer, the Fund will purchase shares from tendering shareholders on a pro rata basis.  Subject to the Board’s exercise of its fiduciary duties, the tender offer will commence on or about January 7, 2011 and will remain open through February 8, 2011, unless extended.  There can be no assurance that the tender offer will reduce the spread between the market price of EEA’s shares and the NAV per share.

For more information on GF or EEA, including the most recent month-end performance, visit www.dws-investments.com or call (800) 349-4281.

The European Equity Fund, Inc. is a diversified, closed-end investment company seeking long-term capital appreciation through investment primarily (normally at least 80% of its assets) in equity and equity-linked securities of companies domiciled in European countries utilizing the Euro currency.  Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

The New Germany Fund, Inc. is a diversified, closed-end investment company seeking capital appreciation primarily through investment in the Mittelstand – an important group of small and mid-cap German companies.  The Fund may invest up to 35% of its assets in large cap German companies, and up to 20% in other Western European companies.  Investing in foreign securities presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value. There can be no assurance that the Program will be effective in reducing the Funds’ market discounts.

Investments in funds involve risk. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market. Additionally, this fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region and potentially subjecting the fund’s shares to greater price volatility. Some funds have more risk than others. These include funds that allow exposure to or otherwise concentrate investments in certain sectors, geographic regions, security types, market capitalization or foreign securities (e.g., political or economic instability, which can be accentuated in emerging market countries).

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of either fund. EEA has not commenced the self-tender offer described in this press release.   Upon commencement of a tender offer, EEA will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Shareholders of EEA  should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about that fund’s tender offer. Shareholders can obtain the offer to purchase and the tender offer statement on Schedule TO and related exhibits when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.  R-18308-3  (12/10)